Joint announcement

Prosus and Despegar complete acquisition

15 May 2025

Prosus, a global technology company, and Despegar, Latin America’s leading online travel agency, today jointly announce the completion of Prosus’s acquisition of Despegar (NYSE: DESP) at a purchase price of $19.50 per share.

Completion of the transaction follows approval by Despegar’s board of directors and shareholders, and receipt of all required regulatory clearances.

The transaction marks a significant milestone in Prosus’s strategy to expand and strengthen its presence in Latin America, where the Group is creating a digital lifestyle ecosystem serving over 100 million customers across food delivery, classifieds, travel, experiences and fintech.

Fabricio Bloisi, CEO of Prosus Group said:

“With Despegar joining the Prosus family, we’re accelerating our vision to build the most dynamic lifestyle ecommerce ecosystems across Latin America, India, and Europe. By adding Latin America’s top travel platform to our portfolio and leveraging iFood’s scale, our fintech capabilities, Sympla’s events and experiences, and OLX Brazil, we will unlock greater convenience for customers and open exciting new revenue streams. We are redefining lifestyle ecommerce by creating experiences that don’t just meet needs, but anticipate them.”

Damián Scokin, CEO of Despegar said:

"With Prosus as our partner, we will benefit from scale and expertise in AI to accelerate growth and expand our service portfolio. We will continue to accelerate innovation, and set new standards in the travel market, while also contributing to building Prosus’s position as Latin America’s premier lifestyle ecosystem brand."

For more details and previous announcements from Prosus and Despegar on this transaction, please see the links below.

•	Prosus | Prosus to acquire Latin America’s leading online travel agency, Despegar
•	Despegar | Despegar enters into merger agreement to be acquired by Prosus for $19.50 per share in cash

For more information, please contact:

Despegar

Luca Pfeifer Head of Investor Relations Tel: (+1) 305 481 1785 Email: luca.pfeifer@despegar.com	Josefina Schaer Corporate Affairs & Talent Development Director Tel: (+54) 911 231 4628 Email: josefina.schaer@despegar.com

Prosus

Eoin Ryan Head of Investor Relations Tel: +1 347 210 4305 Email: eoin.ryan@prosus.com

Charlie Pemberton

Director of Communications

Tel: +31 6 15 49 43 59

Email: charlie.pemberton@prosus.com

Sibusiso Tshabalala

Head of Communications, South Africa

Tel: +27 81 431 4855

Email: sibusiso.tshabalala@naspers.com

About Prosus

Prosus is a global technology company, unlocking an AI-first world for our 2 billion customers.  With investments in more than 100 companies across the world, we are building local ecommerce champions in growth markets.

With leading positions in Food Delivery, Classifieds and Fintech, Prosus has created its own unique technology ecosystem, driving innovation, knowledge sharing and growth across our portfolio. Through the Prosus Ventures team, the group invests in new technology growth opportunities within AI, social and ecommerce platforms, fintech, B2B software, logistics, health, blockchain, agriculture and more. The team actively backs exceptional entrepreneurs who are using technology to improve people’s everyday lives.

To find out more, please visit www.prosus.com.

About Despegar

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories.

With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP).